UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Curis, Inc.

File No. 0-30347 - CF#23745

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Curis, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from an exhibit to a Form 8-K filed on July 10, 2003.

Based on representations by Curis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through July 1, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Suzanne Hayes
Branch Chief